

Swopblock, LLC. (the "Company") a Pennsylvania Limited Liability Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swopblock, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 21, 2024

Vincenzo Mongio

Statement of Financial Position

	Years Ended December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	14,786	12,867
Payroll Security Deposit	1,072	35,273
Other Receivable	29,077	-
Total Current Assets	44,935	48,140
TOTAL ASSETS	44,935	48,140
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Related Party Payable	38,353	38,353
Total Current Liabilities	38,353	38,353
Long-term Liabilities		
Safe Agreements (Future Equity Obligations) - Related Party	11,000	-
Safe Agreements (Future Equity Obligations)	677,389	592,595
Total Long-Term Liabilities	688,389	592,595
TOTAL LIABILITIES	726,742	630,948
EQUITY		
Accumulated Deficit	(681,807)	(582,808)
Total Equity	(681,807)	(582,808)
TOTAL LIABILITIES AND EQUITY	44,935	48,140

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance 1/1/2022	-	(65,168)	(65,168)
Debt Issuance Costs	-	(32,786)	(32,786)
Net Income (Loss)	-	(484,855)	(484,855)
Ending Balance 12/31/2022	-	(582,808)	(582,808)
Debt Issuance Costs	-	(5,003)	(5,003)
Net Income (Loss)	-	(93,995)	(93,995)
Ending Balance 12/31/2023	-	(582,807)	(681,807)

Statement of Operations

	Years Ended December 31,	
	2023	**2022**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	10,377	24,438
General and Administrative	35,619	460,217
Owner Guaranteed Payments	48,000	200
Total Operating Expenses	93,995	484,855
Net Income (loss)	(93,995)	(484,855)

Statement of Cash Flows

	Years Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(93,995)	(484,855)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payroll Security Deposit	34,201	1,435
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	34,201	1,435
Net Cash provided by (used in) Operating Activities	(59,794)	(483,419)
FINANCING ACTIVITIES		
Proceeds from SAFE Notes, net of Financing Costs	61,714	422,058
Proceeds from Related Party Advances	-	33,303
Net Cash provided by (used in) Financing Activities	61,714	455,361
Cash at the beginning of period	12,867	40,926
Net Cash increase (decrease) for period	1,920	(28,059)
Cash at end of period	14,787	12,867

Swopblock, LLC.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swopblock, LLC. ("the Company") was formed on March 4th, 2021 under the laws of the State of Pennsylvania. The primary activities of the Company are to discover and exploit cryptocurrency blockchain technology by the research, development and licensing of software. Such primary activities shall be devoted to the primary purpose of the Company. Such primary purpose of the Company is to establish a cryptocurrency network that transacts across blockchains, is counterparty secure, and excludes the parties of cryptocurrency exchange and their security vulnerabilities.

The Company will continue an equity crowdfunding offering during 2024 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2022, the Company paid Guaranteed Payments in the amount of $200 to members of the Company.

During the year ended December 31st, 2022, the Company received an additional advance in the amount of $33,302 increasing the total amount advanced from the member of the Company to $38,353. The balance is non-interest bearing and due on demand.

The Company had outstanding various SAFE agreements (Simple Agreement for Future Equity) with related parties totaling $11,000. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 12.5% discount. A few of the agreements do not contain any discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $2.5M.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) – As of December 31, 2023, the Company had outstanding various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 12.5% discount. A few of the agreements do not contain any discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered ranged from $2.5M - $3.5M.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 21, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.